UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.     1     )*
                                          ----------


                               GELSTAT CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.01 PAR VALUE
                         (Title of Class of Securities)

                                   25159B-200
                                 (CUSIP Number)


                            JANNA R. SEVERANCE, ESQ.
                              MOSS & BARNETT, P.A.
                             4800 WELLS FARGO CENTER
                             90 SOUTH SEVENTH STREET
                              MINNEAPOLIS, MN 55402
                                 (612) 347-0367

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications)

                                December 31, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D

CUSIP No.  25159B-200                                         Page 2 of 6 pages,
                                                              including exhibits

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stephen C. Roberts

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                              (b)  |_|
     N/A

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

                                   7    SOLE VOTING POWER

                                        1,380,796

                                   8    SHARED VOTING POWER

                                        -0-

                                   9    SOLE DISPOSITIVE POWER

                                        1,380,796

                                   10   SHARED DISPOSITIVE POWER

                                        -0-

                                  SCHEDULE 13D

CUSIP No.  25159B-200                                         Page 3 of 6 pages,
                                                              including exhibits


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,380,796 This amount reflects a stock dividend (one dividend share for each share owned) paid in 2003

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
     N/A

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.0 percent. Based upon 5,563,870 shares outstanding as of February 6, 2004, plus 436,010 shares which may be acquired upon exercise of a warrant by the reporting person. Such 436,010 shares are included in the 1,380,796 shares reported as beneficially owned.

14   TYPE OF REPORTING PERSON*

     IN


ITEM 1.   SECURITY AND ISSUER

          State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

          The equity securities to which this statement relates are common stock, $.01 par value. The common stock which is the subject of this statement on Schedule 13D includes 944,786 shares of issued and outstanding common stock owned by Stephen C. Roberts and 436,010 shares of common stock which may be acquired by him upon exercise of a warrant.

          The issuer's name and address is:

          Gelstat Corporation
          Southpoint Office Center
          1650 West 82nd Street, Suite 1200
          Bloomington, MN  55431

ITEM 2.   IDENTITY AND BACKGROUND

          (a)  Name:

               Stephen C. Roberts

                                  SCHEDULE 13D

CUSIP No.  25159B-200                                         Page 4 of 6 pages,
                                                              including exhibits

          (b)  Business address:

               Southpoint Office Center, 1650 West 82nd Street, Suite 1200, Bloomington, MN 55431

          (c)  Present   principal   occupation  or  employment  and  the  name,
               principal business and address of any corporation or other organization in which such employment is conducted:

               Chief Executive Officer of Gelstat Corporation

          (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

               N/A.

          (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

               N/A.

          (f)  Citizenship:

               U.S.A.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          All shares were acquired in an acquisition of GelStat Corp. (GSC) by Developed Technology Resource, Inc. (now known as Gelstat Corporation). Mr. Roberts exchanged all of his shares and warrants in GSC for shares and warrants in Gelstat Corporation. There was no cash consideration exchanged. The acquisition was effected by a reverse triangular merger in which GSC became a wholly-owned subsidiary of Gelstat Corporation.

ITEM 4.   PURPOSE OF TRANSACTION

          The transaction was part of the acquisition of GSC by Gelstat Corporation. See Item 3.

                                  SCHEDULE 13D

CUSIP No.  25159B-200                                         Page 5 of 6 pages,
                                                              including exhibits

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Aggregate number and percentage of the class of securities beneficially owned:

               See cover page, Items 11 and 13.

          (b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

               See cover page, Items 7-10.

          (c) Transactions in the securities effected during the past sixty days:

               The only transaction by Mr. Roberts during the past 60 days is a gift of 100,000 shares (post stock dividend number) on December 31, 2003.


          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

               N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The reporting person has entered into a voting agreement, filed as an exhibit to this report on May 9, 2003, with respect to election of directors of the issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


2-12-2004                                    /s/ Stephen C. Roberts
-----------                                  ----------------------
    Date                                            Signature